MARATHON FUND

November 9, 2000

Board of Directors
VTEL Corporation
108 Wild Basin Road
Austin, Texas  78746

Ladies and Gentlemen:

     We are writing to you today to formally request that you undertake aggressive action to maximize the value of your shareholders' collective investment in VTEL. The parties represented by us own approximately 5% of the firm's stock. Many of the shareholders represented by us have patiently owned shares for a number of years, but have realized no return on their investment. It is time for the Board of Directors to pursue the following course of action:

    1. Begin a significant share repurchase program that takes advantage of the low stock price. An authorization to purchase ten million shares would, we believe, be a good starting point. The program should be aggressively implemented, with at least one million shares per quarter being purchased.

    2. Initiate the sale of the hardware portion of the business, along with the whole of the OnScreen and Campustream divisions. These enterprises do not fit with the Company's business plan.

    3. Expand the Board of Directors or replace the current Board. The Board as presently constituted has proven itself to be incapable of adding shareholder value.

If the Board is unable to take the above actions, we believe the Company should begin orderly liquidation proceedings to return cash to shareholders.

     We have waited patiently for years for the Board of Directors to take some meaningful action to increase shareholder value. We have run out of patience. We would appreciate a response to our proposals by November 20, 2000.

Very truly yours,


Don Woodard, Jr.                 David A. Corbin, CFA

                     Marathon Fund Management, LP
              6300 Ridglea Place/Suite 1111/Fort Worth, Texas 76116
                          Phone (817)335-8282/(800)490-9333